SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of class of securities)

43739D307

(CUSIP number)

Michael J. Sharp

Executive Vice President and General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of the person authorized to receive notices and communications)

July 1, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 43739D307	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100 (See item 4)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 100 (See item 4)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 100 (See item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100.0%
14	TYPE OF REPORTING PERSON: CO

This Amendment No. 7 (this “Amendment No. 7”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Jefferies Financial Group Inc. (formerly Leucadia National Corporation, “Jefferies” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (“HomeFed Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”) owned by Jefferies and its wholly owned subsidiaries. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to add the following:

On July 1, 2019 (the “Effective Date”), pursuant to that certain Agreement and Plan of Merger, dated as of April 12, 2019, as amended from time to time, including pursuant to Amendment No. 1 to Agreement and Plan of Merger, dated as of May 2, 2019 (as amended, the “Merger Agreement”), by and among the Company, Jefferies and Heat Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Jefferies (“Merger Sub”), the Company merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly-owned subsidiary of Jefferies (the “Surviving Company”). On the Effective Date, Jefferies acquired all of the outstanding shares of HomeFed Common Stock that Jefferies and its subsidiaries did not already own. As a result of the Merger: (i) all shares of HomeFed Common Stock issued and outstanding immediately prior to the Effective Date (other than shares of HomeFed Common Stock owned by the Company, Jefferies or any of its subsidiaries (including Merger Sub) or dissenting stockholders) were automatically canceled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Jefferies common stock equal to the exchange ratio of 2.0 (the “Merger Consideration”) and (ii) all limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Date were converted into limited liability company interests of the Surviving Company.

On the Effective Date, the certificate of formation of Merger Sub as in effect immediately prior to the Merger became the certificate of formation of the Surviving Company and the limited liability company agreement in substantially the form previously attached to the Merger Agreement became the limited liability company agreement of the Surviving Company. On the Effective Date, the name of the Surviving Company was changed to HomeFed LLC.

On July 1, 2019, the Surviving Company (as successor to the Company) and Jefferies entered into a letter agreement to terminate that certain Stockholders Agreement, dated as of March 28, 2014, as amended by that certain Waiver and Amendment No. 1 to Stockholders Agreement, dated as of April 12, 2019 (as amended, the “Stockholders Agreement”), by and between the Company and Jefferies effective on the Effective Date (the “Letter Agreement”). On the Effective Date, all rights, obligations and liabilities of the Surviving Company (as successor to the Company) and Jefferies or any of their respective affiliates contained in or arising out of the Stockholders Agreement, were terminated and released in full, and the parties and any of their respective affiliates have no further rights, obligations or liabilities with respect to the Stockholders Agreement.

Effective on the Effective Date, (i) the OTC Markets caused the retirement of the Company’s ticker symbol and (ii) shares of HomeFed Common Stock ceased being quoted on the OTCQB Marketplace. The Company will cease to be registered under the Exchange Act.

On the Effective Date, pursuant to the terms of the Merger Agreement, all members of the board of directors of the Company resigned from their office and pursuant to the terms of the limited liability agreement of the Surviving Company, the officers of the Company immediately prior to the Effective Date became the officers of the Surviving Company.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to add the following:

(a)	Amount beneficially owned: 100

     Percentage: 100.0%

(b)	Number of HomeFed Common Stock the Reporting Person has:

(i)	Sole power to vote or direct the vote: 100

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 100

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	The information contained in Item 4 of this Amendment No. 7 is incorporated herein by reference.

(d)

To the knowledge of Jefferies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to add the following:

The information contained in Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits.

2.1	Letter Agreement, dated as of July 1, 2019, by and between HomeFed LLC (successor to HomeFed Corporation) and Jefferies Financial Group Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2019

Jefferies Financial Group Inc.

BY:	/s/ Michael J. Sharp

Michael J. Sharp
Executive Vice President and General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Person:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
Barry J. Alperin (Director)	(1)	U.S.
MaryAnne Gilmartin (Director)	(1)	U.S.
Jacob M. Katz (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director and Chairman)	(1)	U.S.
Linda L. Adamany (Director)	(1)	U.S.
Robert D. Beyer (Director)	(1)	U.S.
Francisco L. Borges (Director)	(1)	U.S.
Stuart H. Reese (Director)	(1)	U.S.
John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.
Michael J. Sharp (Executive Vice President and General Counsel)	(1)	U.S.
Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022